

Mail Stop 4628

March 29, 2016

Via E-Mail
Stephen R. Scherger
Chief Financial Officer
Graphic Packaging Holding Company
1500 Riveredge Parkway, Suite 100
Atlanta, Georgia 30328

> **Re:** **Graphic Packaging Holding Company**
> **Form 10-K for the Fiscal Year ended December 31, 2015**
> **Filed February 12, 2016**
> **Form 10-K for the Fiscal Year ended December 31, 2014**
> **Filed February 5, 2015**
> **File No. 001-33988**

Dear Mr. Scherger:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief